UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

R1 RCM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

77634L 105

(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 19th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Steven A. Cohen

Victor Goldfeld

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

Christine McCoy

c/o Ascension Health Alliance

101 S. Hanley Road, Suite 450

St. Louis, MO 63105

(314) 733-8000

Copy to:

Stephen A. Infante

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 77634L 105

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS Jonathan Bilzin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Jonathan Bilzin disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS Karim Saddi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Karim Saddi disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 88,864,730 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN

This Amendment No. 6 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D jointly filed by TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC, TI IV ACHI Holdings GP, LLC, TI IV ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension with the Securities Exchange Commission (the “Commission”) on June 21, 2022, as amended on September 13, 2022, October 3, 2023, February 6, 2024, March 11, 2024 and May 7, 2024 (as it may be amended from time to time, this “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”). It reflects the withdrawal of Ramez Sousou as a Reporting Person and the addition of Messrs. Jonathan Bilzin and Karim Saddi as new Reporting Persons. Initially capitalized terms used in this Amendment No. 6 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

ITEM 2. Identity and Background.

The eighth and ninth paragraphs of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

TowerBrook is a Cayman Islands corporation and its principal business is to serve as the general partner or member of various affiliates of investment funds managed or advised by TowerBrook Capital Partners L.P. Its principal business address is 65 East 55th Street, 19th Floor, New York, New York 10022.

Neal Moszkowski is a citizen of the United States. His principal occupation relates to his position with the TowerBrook Entities and affiliated funds and investment vehicles. His principal business address is 65 East 55th Street, 19th Floor, New York, New York 10022.

The following paragraphs are hereby added after the ninth paragraph of Item 2 of the Schedule 13D:

As of June 2, 2024 (i) as a result of certain investment-related approval rights, Neal Moszkowski, Jonathan Bilzin and Karim Saddi may each be deemed to have voting and investment control over securities beneficially owned by TowerBrook Entities and (ii) Ramez Sousou no longer constitutes a Reporting Person.

Jonathan Bilzin is a citizen of the United States. His principal occupation relates to his position with the TowerBrook Entities and affiliated funds and investment vehicles. His principal business address is 65 East 55th Street, 19th Floor, New York, New York 10022.

Karim Saddi is a citizen of France. His principal occupation relates to his position with the TowerBrook Entities and affiliated funds and investment vehicles. His principal business address is 1 St. James’s Market, Carlton Street, London SW1Y 4AH, United Kingdom.

ITEM 5. Interest in Securities of the Issuer.

Section (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b)	Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to the 164,754,055 shares of Common Stock, including 40,464,855 shares of Common Stock that may be issued upon the exercise of the Warrant. Each of TI IV ACHI Holdings GP, LLC, TCP-ASC ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski, Jonathan Bilzin and Karim Saddi disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein). Ascension disclaims beneficial ownership of 88,864,730 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

ITEM 7. Material to be Filed as Exhibits.

The following document hereby supersedes and replaces the previous document filed as Exhibit 7.2:

Exhibit Number	Description of Exhibit

Exhibit 7.2	Joint Filing Agreement, dated June 3, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2024

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI Holdings GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

[Signature Page to 13D Amendment]

TI IV ACHI Holdings, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name: Neal Moszkowski
Title: Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou

JONATHAN BILZIN

/s/ Jonathan Bilzin
Jonathan Bilzin

KARIM SADDI

/s/ Karim Saddi
Karim Saddi

[Signature Page to 13D Amendment]

ASCENSION HEALTH ALLIANCE

By:	/s/ Christine McCoy
Name: Christine McCoy
Title: Executive Vice President & General Counsel

[Signature Page to 13D Amendment]

SCHEDULE A

DIRECTORS AND OFFICERS OF TCP-ASC ACHI SERIES LLLP, TCP-ASC GP, LLC,

TI IV ACHI HOLDINGS GP, LLC, TI IV ACHI HOLDINGS, LP AND ASCENSION

HEALTH ALLIANCE

Set forth below is the name, primary business address, present occupation or employment and citizenship of each director and executive officer of the Partnership, the Partnership GP, the Aggregator, the Aggregator GP and Ascension.

The business address of each director and executive officer of the Partnership, the Partnership GP, the Aggregator, and TowerBrook is c/o TowerBrook Capital Partners L.P., Park Avenue Tower, 65 East 55th Street, 19th Floor, New York, New York 10022. The business address of each executive officer of Ascension Health Alliance is 101 S. Hanley Road, Suite 450, Saint Louis, Missouri 63105.

All executive officers and directors of the Reporting Persons are United States citizens except as otherwise noted below.

DIRECTORS OF THE PARTNERSHIP

Name	Principal Occupation or Employment
Evan Goldman	Managing Director, TowerBrook Capital Partners L.P.
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and Co-Global General Counsel, TowerBrook Capital Partners L.P.
Joseph Impicciche	Chief Executive Officer, Ascension
Anthony Speranzo	President and Chief Executive Officer, Ascension Capital, LLC

EXECUTIVE OFFICERS OF THE PARTNERSHIP

Name	Principal Occupation or Employment
Evan Goldman	Managing Director, TowerBrook Capital Partners L.P.
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and Co-Global General Counsel, TowerBrook Capital Partners L.P.
Joseph Impicciche	Chief Executive Officer, Ascension

EXECUTIVE OFFICERS OF PARTNERSHIP GP

Name	Principal Occupation or Employment
Evan Goldman	Managing Director, TowerBrook Capital Partners L.P.
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and Co-Global General Counsel, TowerBrook Capital Partners L.P.
Joseph R. Impicciche	Chief Executive Officer, Ascension

EXECUTIVE OFFICERS OF THE AGGREGATOR GP

Name	Principal Occupation or Employment
Filippo Cardini	COO and Managing Director, TowerBrook Capital Partners L.P.
Matthew Gerber	Managing Director and Co-Global General Counsel, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and Co-Global General Counsel, TowerBrook Capital Partners L.P.
Abrielle Rosenthal	Managing Director and Chief Compliance Officer, TowerBrook Capital Partners L.P.
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.

DIRECTORS OF TOWERBROOK

Name	Principal Occupation or Employment
Neal Moszkowski	Co-Founder, TowerBrook Capital Partners L.P.
Ramez Sousou (1)	Co-Founder, TowerBrook Capital Partners L.P.

DIRECTORS OF ASCENSION

Name	Principal Occupation or Employment
Joseph Impicciche Benny LaRussa, Jr.	Chief Executive Officer, Ascension Founder and Chief Executive Officer of Sterling Capital Management; Board Chair of the Joseph S. Bruno Charitable Foundation
Kristi Savacool	Former Chief Executive Officer at Private Health Management and Aon Hewitt; served in several executive positions at The Boeing Company
Michael Zychinski	Former Chief Ethics & Compliance Officer at Deloitte
Sheila Burke	Strategic Advisor and Chair of the Government Relations and Public Policy Group at Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Washington, D.C.; Faculty Research Fellow and Adjunct Lecturer, John F. Kennedy School of Government at Harvard University, Cambridge, Massachusetts
Naveen Agarwal	Managing Partner at NavDots, a business consulting and services firm; former Chief Customer Officer at Prudential Financial, where he led global digital technology, customer experience, data sciences and marketing
Stephen Dufilho	Served as Principal at Goldsmith, Fillis & Dufilho Capital Partners, LLC, San Antonio, Texas; Former Chairman and Chief Executive Officer of The Trust Co; Former Chairman and CEO of BBVA Compass Bank in San Antonio
Eve Higginbotham	Vice Dean for Inclusion and Diversity of the Perelman School of Medicine at the University of Pennsylvania; Senior Fellow at the Leonard Davis Institute for Health Economics; Professor of Ophthalmology at the University of Pennsylvania; Elected member of the National Academy of Medicine Council
W. Stancil Starnes	6th Congressional District Member of the University of Alabama System Board of Trustees; Former Chief Executive Officer of ProAssurance Corporation

EXECUTIVE OFFICERS OF ASCENSION

Name	Principal Occupation or Employment
Eduardo Conrado	President
Joseph R. Impicciche	Chief Executive Officer
Sally Deitch	Executive Vice President, Nursing and Operations Infrastructure
Eric S. Engler	Executive Vice President and Chief of Staff
Richard Fogel	Executive Vice President and Chief Clinical Officer
Elizabeth Foshage Saurabh Tripathi	Executive Vice President and Chief Financial Officer Executive Vice President and Chief Financial Officer
Christine Kocot McCoy	Executive Vice President and General Counsel
Peter M. Leibold Amber Sims Herbert J. Vallier Tom VanOsdol

Executive Vice President and Chief Advocacy Officer

Executive Vice President and Chief Strategy and Growth Officer

Executive Vice President and Chief Human Resources Officer

Executive Vice President and Chief Mission Integration Officer